Ballard Power Systems Inc.

News Release

Ballard Reports Third Quarter 2014 Results
Continued top-line growth and positive Adjusted EBITDA

For Immediate Release – October 28, 2014

VANCOUVER, CANADA – Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) today announced its consolidated financial results for the third quarter ended September 30, 2014. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

“Third quarter results reflect continuing progress in the business, including year-on-year improvements of 21% in revenue, 15% in cash operating costs, 40% in cash used by operating activities in addition to positive Adjusted EBITDA of $0.5 million,” said John Sheridan, who retired as President and CEO on October 6.

Randy MacEwen, Mr. Sheridan’s successor, added, “The leadership transition has gone very smoothly and now, three weeks into the CEO role, I am fully engaged in driving the Q4 execution priorities together with the 2015 planning process and am excited by Ballard’s growth prospects.”

Third Quarter 2014 Highlights

Growth (all comparisons to Q3 2013 unless otherwise noted)
Q3 revenue improved 21%, to $20.6 million. The sequential quarter-on-quarter 2014 growth trend continued, with Q3 revenue improving 11% from Q2.

Fuel Cell Product Sales:
(i) Telecom Backup Power
Revenue of $6.3 million, an increase of 60%. While the shipment of 111 ElectraGenTM systems in Q3 represented an increase over Q2, this volume was significantly less than the Company’s expectation for 170 systems, due primarily to a delay in purchase orders from an existing telecom carrier end-customer.
Update:
Announced an order for 13 ElectraGenTM methanol-fuelled backup power systems to be deployed in Digicel Group Limited’s Jamaica network. This will bring the total number of ElectraGenTM systems deployed in Digicel’s Jamaica network to 25.
A major U.S. telecom carrier received conditional approval from the New York Fire Department (NYFD) for deployment of ElectraGenTM systems at rooftop trial sites. Ballard is working with the carrier to meet additional requirements specified by the NYFD.

(ii) Material Handling

Revenue of $3.6 million, an increase of 70%, driven by an increase in fuel cell stack orders from Plug Power.
Update:
Signed a long-term supply agreement for fuel cell stacks used in Plug Power GenDriveTM systems. The agreement became effective immediately and will run to the end of 2017, with the provision for two 1-year extensions beyond that time.

(iii) Development Stage Markets
Revenue of $2.5 million, a decrease of 43% due to the planned reduction in revenue from the bus module assembly licensing agreement in China and lower revenue from bus module shipments, compared to Q3 last year.
Update:
Launched a 12-month field trial of a methanol fuel cell home generator system providing continuous power to 34 off-grid homes in South Africa.
Following the quarter:
Signed a non-binding MOU with Skoda Electric, a Czech Republic bus OEM, and Rigas Satiksme, a Latvian transit bus operator, in relation to a bus development and deployment program in Latvia.
Announced the November launch of a European Service & Parts Center to be located at the Belgium bus manufacturing facility of Van Hool NV.

Engineering Services:
Revenue of $8.2 million, an increase of 26%.
Revenue in the quarter was driven by:
$4.1 million from the long-term contract with Volkswagen AG;
$2.0 million from other automotive contracts; and
$2.1 million from non-automotive contracts, including ongoing Bus and Backup Power activities for the China market, continued work on micro-fuel cell development as well as several new aerospace contracts.

Path to Profitability (all comparisons to Q3 2013 unless otherwise noted)
Gross margin of 25%, a 3-point decline due primarily to the impact of lower-than-expected Telecom Backup Power system shipments on manufacturing overhead allocation, together with a shift in product mix and increase in service related expenses.
Cash operating costs1 of $5.6 million, an improvement of 15%.
Adjusted EBITDA1 of $0.5 million, an improvement of 151% driven by higher revenue and a lower operating cost base.
Net income of ($2.4) million or ($0.02) per share, improvements of 47% and 60%, respectively.
Cash used by operating activities of ($2.9) million, an improvement of 40%, due primarily to an improvement in cash operating loss.
Cash reserves of $32.7 million.

2014 Business Outlook

While progress in top-line growth has been achieved each quarter in 2014, year-to-date revenue growth of 21% is lower than initially expected. The Company is therefore resetting guidance to:

Revenue growth of approximately 20%; and
Adjusted EBITDA improvement of approximately 65%.

Third Quarter 2014 Financial Highlights

(Millions of U.S. dollars)	Three months ended Sept. 30,			Nine months ended Sept. 30,
	2014	2013	% Improvement	2014	2013	% Improvement
-
GROWTH
Revenue:
Telecom Backup Power	$6.3	$3.9	60%	$12.9	$14.6	-12%
Material Handling	$3.6	$2.1	70%	$10.2	$4.5	127%
Development Stage Markets	$2.5	$4.5	-43%	$6.0	$10.0	-40%
Engineering Services	$8.2	$6.5	26%	$24.0	$14.9	62%

Total Revenue	$20.6	$17.0	21%	$53.1	$43.9	21%

12 Month Rolling Order Book	$43.0	$43.3

PROFITABILITY

Gross Margin	25%	28%	(3-points)	25%	25%	0-points

Cash Operating Costs1	$5.6	$6.6	15%	$18.6	$21.8	15%

Adjusted EBITDA1	$0.5	($0.9)	151%	($2.6)	($8.4)	69%

Net Income (Loss)	($2.4)	($4.6)	47%	($10.7)	($17.7)	39%

Earnings Per Share	($0.02)	($0.05)	60%	($0.8)	($0.18)	59%

Normalized Net Loss1	($2.4)	($4.6)	47%	($10.6)	($16.2)	35%

Normalized Net Loss Per Share1	($0.02)	($0.05)	60%	($0.8)	($0.17)	50%

CASH
Cash Used by Operating Activities:
Cash Operating Income (Loss)	($0.4)	($2.3)	82%	($4.9)	($11.7)	58%
Working Capital Changes	($2.5)	($2.5)	-1%	($7.5)	($4.8)	-57%

Cash Used By Operating Activities	($2.9)	($4.8)	40%	($12.5)	($16.5)	25%

Cash Reserves	$32.7	$20.4	60%

Cash Reserves, Net of Operating Line	$32.7	$17.7	85%

For a more detailed discussion of Ballard Power Systems’ third quarter 2014 results, please see the company’s financial statements and management’s discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Wednesday, October 29, 2014 at 8:00 a.m. PDT (11:00 a.m. EDT) to review its third quarter 2014 operating results. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio and slide webcast can be accessed through a link on Ballard’s homepage (www.ballard.com). Following the call, the audio webcast will be archived in the Quarterly Results area of the Investors section of Ballard’s website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning projected revenue growth, product shipments, gross margin, Adjusted EBITDA, cash operating expenses and product sales. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard’s most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard’s actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Further Information
Guy McAree +1.604.412.7919, investors@ballard.com or media@ballard.com

Endnote:
1 Cash Operating Costs measures operating expenses excluding stock based compensation expense, depreciation and amortization, restructuring charges, acquisition costs and financing charges. EBITDA measures net loss attributable to Ballard Power Systems Inc. excluding finance expense, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock based compensation expense, transactional gains and losses, asset impairment charges, finance and other income and acquisition costs. Normalized Net Loss measures net loss attributable to Ballard from continuing operations, excluding transactional gains and losses and asset impairment charges.

Note that Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss, are non GAAP measures. Non GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss assist investors in assessing Ballard’s operating performance and liquidity. These measures should be used in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, Adjusted EBITDA and Normalized Net Loss to the Consolidated Financial Statements, please refer to Ballard’s Management’s Discussion & Analysis.